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A.H. 3/11/2004

SECURITIES ~~W~~ |||||||||||| ION

04004764

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2004
WASH. D.C.
158

SEC FILE NUMBER
8- 47579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABAX Brokerage Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

P.O. Box 40506 (31658 Rochen Road, Waller, Texas 77484)
(No. and Street)

Houston	Texas	77240-0506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terri L. Hodges   713-460-1655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 West Loop South, Suite 1400	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

A.H. 3.18.04

OATH OR AFFIRMATION

I, <u>Terri L. Hodges</u>   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>ABAX Brokerage Services, Inc.</u>   , as of <u>December 31</u>   , <u>2003</u>   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANYA ANKENBRUCK
Notary Public, State of Texas
My Commission Expires
February 28, 2005

Tanya Ankenbruck
Notary Public

(Signature)

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABAX BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003 AND 2002

CONTENTS

	PAGE NUMBER
INDEPENDENT AUDITORS' REPORT	3

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION	4
STATEMENTS OF INCOME	5
STATEMENTS OF STOCKHOLDER'S EQUITY	6
STATEMENTS OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8-9

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION	10
COMPUTATION OF NET CAPITAL	11
EXEMPTIVE PROVISION UNDER RULE 15C3-3	11
INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE	12-13



EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

February 9, 2004

Ms. Terri Hodges
ABAX BROKERAGE SERVICES, INC.
Houston, Texas

We have audited the accompanying statements of financial condition of ABAX BROKERAGE SERVICES, INC. as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABAX BROKERAGE SERVICES, INC. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Easley, Endres, Parkhill
& Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

ABAX BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash	$ 9,461	$ 9,615
Accounts receivable	320	330
Total assets	$ 9,781	$ 9,945

LIABILITIES AND SHAREHOLDER'S EQUITY

	2003	2002
Liabilities		
Accounts payable	$ -0-	$ -0-
Stockholder's equity		
Common stock with par value of $.01 per share,		
1,000 shares outstanding	10	10
Paid in capital	11,990	11,990
Retained earnings	(2,219)	(2,055)
Total stockholder's equity	9,781	9,945
Total liabilities and stockholder's equity	$ 9,781	$ 9,945

The accompanying notes are an integral
part of the financial statements.

ABAX BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 4,612	$ 5,034
Other revenue	21	60
Total revenues	4,633	5,094
EXPENSES		
Regulatory fees and expenses	1,027	994
Office and other operating expenses	1,770	2,571
Total operating expenses	2,797	3,565
NET INCOME	$ 1,836	$ 1,529

The accompanying notes are an integral
part of the financial statements.

ABAX BROKERAGE SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Paid in Capital in	Retained Earnings	Total
Balance, December 31, 2001	$ 10	$ 11,990	$ (1,084)	$ 10,916
Net income			1,529	1,529
Distributions			(2,500)	(2,500)
Balance, December 31, 2002	10	11,990	(2,055)	9,945
Net income			1,836	1,836
Distributions			(2,000)	(2,000)
Balance, December 31, 2003	$ 10	$ 11,990	$ (2,219)	$ 9,781

The accompanying notes are an integral
part of the financial statements.

ABAX BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,836	$ 1,529
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in cash related to changes in assets:		
Accounts receivable	10	70
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,846	1,599
CASH FLOWS FROM INVESTING ACTIVITIES	-0-	-0-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(2,000)	(2,500)
NET INCREASE (DECREASE) IN CASH AND CASH AND CASH EQUIVALENTS	(154)	(901)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,615	10,516
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,461	$ 9,615
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
INTEREST PAID	$ -0-	$ -0-
TAXES PAID	$ -0-	$ -0-

The accompanying notes are an integral
part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ABAX BROKERAGE SERVICES, INC. (the "Company"), was formed under the laws of the State of Texas on August 3, 1994. The Company commenced operations as a registered broker-dealer in October 1994, and is registered with the Securities and Exchange Commission (the Commission) pursuant to Rule 15(b) of the Securities Exchange Act of 1934.

The Company currently restricts its business to retailing mutual funds on subscription basis to its customers.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Revenue Recognition

Commission income on mutual fund transactions is recognized when distributed from mutual funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for federal income tax purposes and as such does not pay any income taxes. Accordingly, the Company's net income is reported on the personal tax return of the stockholder(s).

NOTE 2: LIABILITES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During 2003 and 2002, there were no liabilities subordinated to claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital exceeds 15 to 1. At December 31, 2003 and 2002, the Company had no indebtedness, and its net capital of $9,781 and $9,945, respectively, was in excess of the minimum net capital required of $5,000.

SUPPLEMENTAL

INFORMATION



EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED
BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 9, 2004

Ms. Terri Hodges
ABAX BROKERAGE SERVICES, INC.
Houston, Texas

We have audited the accompanying financial statements of ABAX BROKERAGE
SERVICES, INC. as of and for the year ended December 31, 2003 and 2002, and have
issued our report thereon dated February 9, 2004. Our audits were conducted for the
purpose of forming an opinion on the basic financial statements taken as a whole. The
information contained on page 11 is presented for purposes of additional analysis and
is not a required part of the basic financial statements, but is supplementary information
required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the
responsibility of the Company's management. Such information has been subjected to
the auditing procedures applied in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to the basic financial
statements taken as a whole.

Easley, Endres, Parkhill
& Brackendorff, P.C.

-10-

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

ABAX BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003 AND 2002

	2003	2002
Net capital	$ 9,781	$ 9,945
Haircuts and other adjustments	-0-	-0-
Net capital pursuant to Rule 15c3-1	$ 9,781	$ 9,945

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by ABAX Brokerage Services, Inc. and the Company's unaudited Part II A FOCUS report filing as of December 31, 2003 and 2002 are as follows:

	2003	2002
Net capital	$ 9,781	$ 9,945
Net audit adjustments for accounts receivable	(320)	(330)
Net capital per December Focus report	$ 9,461	$ 9,615

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because ABAX Brokerage Services, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2003 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2003.

See accompanying auditors' report.



EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

<u>INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE</u>

February 9, 2004

Ms. Terri Hodges
ABAX BROKERAGE SERVICES, INC.
Harris County, Texas

In planning and performing our audit of the financial statements and supplemental schedules of ABAX BROKERAGE SERVICES, INC. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation for registered brokers and dealers, and should not be used for any other purpose.

Easley, Endres, Parkhill & Brackendorff, P.C.

-13-